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SEC FILE NUMER
8- 70001

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Galaxy Digital Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Vesey Street - 13th Floor
(No. and Street)

(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fredric Obsbaum	(212) 897-1694	obsbaum@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Galaxy Digital Partners LLC

Statement of Financial Condition
December 31, 2021

AFFIRMATION

I, __Fredric Obsbaum__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __Galaxy Digital Partners LLC__ as of __12/31/21__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



__Signature__

CFO
__Title__



__Notary Public__

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of
Galaxy Digital Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Galaxy Digital Partners LLC (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

March 21, 2022

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   T (973) 898 9494   F (973) 898 0686   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Galaxy Digital Partners LLC

Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	3,280,054
Receivable from broker		4,860
Accounts receivable		3,045,413
Due from Parent		150,910
Prepaid expenses and other assets		28,335
Total assets		**$ 6,509,572**
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	97,123
Contract liability		25,000
Due to affiliated company		8,664
Total liabilities		**130,787**
Member's equity		6,378,785
Total liabilities and member's equity		**$ 6,509,572**

The accompanying notes are an integral part of this statement of financial condition.

Galaxy Digital Partners LLC

Notes to Statement of Financial Condition
For the Year Ended December 31, 2021

1. **Organization and Business**

   Galaxy Digital Partners LLC (the "Company") is a limited liability company formed under the laws of New York and is a wholly owned subsidiary of Galaxy Digital LP., (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's principal businesses are selling private placements, underwritings and advisory services.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

   Cash
   All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Income Taxes
   The Company is a wholly owned single member limited liability company and is treated as a disregarded entity for tax purposes.

   At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

   Accounts Receivable and Contract Assets and Liabilities Balances
   Accounts receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There were accounts receivable of $94,585 on January 1, 2021, which were collected in 2021, and no contract assets or contract liabilities. As of December 31, 2021, there were accounts receivable of $3,045,413, no contract assets and a contract liability of $25,000.

   Allowance for Credit Losses
   The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

   The Company identified accounts receivable and receivable from broker as impacted by the guidance.

2.   **Summary of Significant Accounting Policies (continued)**

An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

3.   **Transactions with Related Parties**

At December 31, 2021, the Company had a service agreement with Galaxy Digital Services LLC ("GDS"), an affiliated company. The affiliate provides office space, compensation expenses, professional and consulting fees, and other services pursuant to a service agreement. The Company is not required to make any payments to GDS under the agreement.

GDS paid additional expenses outside of the service agreement of $53,463 on behalf of the Company that are reflected as expenses on the statement of operations. The Company paid GDS $155,484 during the year ended December 31, 2021, which includes a balance payable at January 1, 2021 of $57,586. The company owes GDS $8,664 that is reflected on the statement of financial condition.

The company paid other affiliated entities $90,623 due to balances owed to them as of January 1, 2021. The balances were attributable to expenses paid by them during the prior year on behalf of the Company.

As of December 31, 2021, there were amounts due from Parent in the amount of $150,910 that are reflected on the statement of financial condition. This balance resulted from a revenue transaction in the prior year. The Parent settled its obligation to the Company in 2022.

During the year ended December 31, 2021, the Company earned $750,000 from another affiliated company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of approximately $3,154,000 which exceeded the required net capital of $100,000 by approximately $3,054,000.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.